Exhibit 99.5

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Toronto, Ontario M5J 2Y1
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Security Class

Holder Account Number

Form of Proxy - Special Meeting of Shareholders to be held on Friday, August 7, 2009

Meeting Location: Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada
Webcast: Thomson Reuters website (www.thomsonreuters.com)
Time: 8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time)

Notes to Proxy Form

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). A proxyholder need not be a shareholder of Thomson Reuters Corporation.

2.
If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy form. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy form with signing capacity stated.

3.	This proxy form should be signed in the exact manner as the name appears on the proxy form.
4.	If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder.
5.
The shares represented by this proxy form will be voted as directed by the holder. In the absence of such directions, shares represented by proxy forms received by Management will be voted FOR the resolution approving Unification.

6.
This proxy form should be read in conjunction with the accompanying Notice of Special Meeting of Shareholders of Thomson Reuters Corporation and Management Information Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only.

Proxy forms must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on August 5, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of common shares of Thomson Reuters Corporation hereby appoint: David Thomson, or failing him W. Geoffrey Beattie, or failing him Niall FitzGerald, all being directors of Thomson Reuters
OR	Print the name of the person you are appointing if it is someone else.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder’s discretion with respect to any amendments to matters referred to in the accompanying Notice of Special Meeting of Shareholders of Thomson Reuters Corporation as well as all other matters that may properly come before the Special Meeting of Shareholders of Thomson Reuters Corporation to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on August 7, 2009 at 8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time) and at any adjournment or postponement thereof.

The Board of Directors and Management recommend that shareholders VOTE FOR the resolution approving Unification.

	For	Against

1. Unification Resolution

The resolution to approve the unification of Thomson Reuters dual listed company structure (“Unification”), the full text of which is attached as Annex A to the accompanying Management Information Circular of Thomson Reuters.
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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy form will be voted FOR the resolution approving Unification.
DD/MM/YY

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